UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

FORM 6-K
________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number 001-36487
________________

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)
________________

Not Applicable
(Translation of Registrant's name into English)
________________

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384
________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F           ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K is incorporated by reference into each of the Registration Statements on Form F-3 of the Registrant filed with the Securities and Exchange Commission on July 2, 2015 (File No. 333-205433, File No. 333-205435 and File No. 333-205436). This Report on Form 6-K is also incorporated by reference into the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on February 27, 2017 (File No.333-216253).

April 17, 2018 – Algonquin Power & Utilities (“Algonquin”, TSX/NYSE:AQN) announced today that it has exercised the option agreement in place between Algonquin and Abengoa S.A. to acquire the remaining ordinary shares of Atlantica Yield (“AY”) held by Abengoa at a price of $20.90 per share. These shares represent a 16.47% equity interest in Atlantica Yield. Algonquin previously acquired and currently holds a 25% equity interest in Atlantica Yield.

The additional acquisition is expected to close in the second or third quarter of 2018, subject to the approval of the Department of Energy of the United States and certain other closing conditions.

About Atlantica Yield

Atlantica Yield plc is a total return company that owns a diversified portfolio of contracted renewable energy, power generation, electric transmission and water assets in North & South America, and certain markets in EMEA.

www.atlanticayield.com

Chief Financial Officer
Francisco Martinez-Davis
E  ir@atlanticayield.com

Investor Relations & Communication
Leire Perez
E  ir@atlanticayield.com
T  +44 20 3499 0465

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

/s/ Santiago Seage
Name:	Santiago Seage
Title:	Chief Executive Officer

Date: April 17, 2018